UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR increases investment level by 32%

Buenos Aires, August 6, 2024, The Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor” or the “Company”) approved today its financial statements for the six-month period ended June 30, 2024, which show an operating profit of ARS 82,650 million.

Taking into consideration the impact of the provisional electricity rate adjustments that have been implemented, the results of operations for the first half of 2024 reflect an operating and financial improvement, which allowed the Company to continue making the investments necessary for maintaining and improving the quality of the service it provides, with technology and innovations, promoting a responsible and efficient use of energy, meeting the payments for energy purchases since the electricity rates have begun to be normalized. This can be reflected in the levels reached by our SAIDI and SAIFI indicators, as well as in the satisfaction levels of our customers.

Furthermore, progress continues to be made on the Five-Year Electricity Rate Review process in accordance with the schedule set by the ENRE, in which the adjustments of May through June 2024 that have been postponed will be included, with a 3% increase in the Distribution Own Cost (CPD) having already been granted for the month of August.

MAIN FINANCIAL INDICATORS

The prior-year period’s figures have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

Both, revenue and the distribution margin reflected increases in real terms of 15% and 76%, respectively, compared to the same period of the previous year, due to the increase in the CPD, resulting from the new electricity rate schedules effective from February and April, 2024 and despite a slight decrease in the demand compared to 2023, offset by the effect of greater energy costs attributable to the reduction of subsidies.

The EBITDA resulted in a profit of ARS 82,650 million, as a consequence of the higher revenue recorded in the recent months due to the restoring of the electricity rate, with a positive impact on the distribution margin, which allows the Company to meet its main operating expenses.

The profit for the period as of June 30, 2024 amounted to ARS 107,580 million, as opposed to the loss recorded in the same period of the previous year, due mainly to both the electricity rate increase resulting from the restoring of the CPD and the optimization of operating costs.

As for Investments, in the first half of 2024, they amounted to ARS 136,012 million, which in constant values represents 32% more than the investments recorded in the first half of 2023. This demonstrates Edenor’s commitment to improving the quality of and expanding the service.

OPERATING INDICATORS

Electricity sales in the six-month period of 2024 decreased 5.2% to 11,546 GWh, as compared to the 12,177 GWh sold in the same period of the previous year, whereas the number of customers increased by 1%.

Energy losses decreased 5% in the six-month period of 2024, as compared to the same period of the previous year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 6, 2024